Exhibit 99.1

For Immediate Release

September 1, 2005

DRAXIS Renews Production Agreement With Pfizer Consumer Healthcare Canada

MISSISSAUGA, ONTARIO September 1, 2005 - DRAXIS Health Inc. (TSX: DAX) (Nasdaq: DRAX) has renewed the production outsourcing agreement between its contract manufacturing division and Pfizer Canada Inc., Pfizer Consumer Healthcare division.  The new 3-year manufacturing and supply agreement is effective as of January 1, 2005.  DRAXIS Pharma, a division of DRAXIS Specialty Pharmaceuticals Inc., will continue to produce several non-prescription products as one of a select number of approved suppliers to Pfizer Consumer Healthcare Canada.

Since early 2000, DRAXIS Pharma has provided production outsourcing services from its Montreal-based pharmaceutical contract manufacturing facility for a range of Pfizer Consumer Healthcare products for the Canadian marketplace, including Polysporin*, Sudafed*, Actifed* and Zincofax*.

“We have enjoyed a long and mutually-beneficial relationship with Pfizer Consumer Healthcare in Canada and we look forward to continuing this special association with them under this renewed contract,” said Dr. Martin Barkin, President and Chief Executive Officer of DRAXIS Health.

Draxis Pharma operates a fully integrated 247,000 square-foot cGMP manufacturing facility in Montreal, Canada. Operations include sterile and non-sterile processing, lyophilization, packaging and warehousing capabilities supported by an experienced quality team. Products manufactured at Draxis Pharma are sold in over 100 countries and include sterile injectables and ointments, sterile lyophilized products, non-sterile ointments, creams and liquids as well as solid oral dosage forms.  Expanded lyophilization capacity came on line in early 2005.

About DRAXIS Health Inc.

DRAXIS Health, through its wholly owned operating subsidiary, DRAXIS Specialty Pharmaceuticals Inc., provides products in three categories. Sterile products include liquid and freeze-dried (lyophilized) injectables plus sterile ointments and creams. Non-sterile products are produced as solid oral and semi-solid dosage forms. Radiopharmaceuticals are used for both therapeutic and diagnostic molecular imaging applications. Pharmaceutical contract manufacturing services are provided through the DRAXIS Pharma division and radiopharmaceuticals are developed, produced, and sold through the DRAXIMAGE division. DRAXIS Specialty Pharmaceuticals Inc. employs over 500 staff in its Montreal facility.

For additional information please visit www.draxis.com.

This news release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are not guarantees of future performance. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks, uncertainties and other factors that may cause the actual results or performance of the Company to be materially different from such statements or from any future results or performance implied thereby. Factors which could cause the Company’s results or performance to differ from current expectations include, but are not limited to: the achievement of desired clinical trial results related to the Company’s pipeline products; timely regulatory approval of the Company’s products; the ability to comply with regulatory requirements applicable to the manufacture and marketing of the Company’s products; the Company’s ability to obtain and enforce effective patents; the non-infringement of third party patents or proprietary rights by the Company and its products; factors beyond our control which could cause interruptions in our operations; reimbursement policies related to health care; the establishment and maintenance of strategic collaborative and commercial relationships; the Company’s dependence on a small number of key customers; the disclosure of confidential information by our collaborators, employees or consultants; the preservation of healthy working relationships with the Company’s union and employees; the Company’s ability to grow the business; the fluctuation of our financial results and exchange and interest rate fluctuations; the adaptation to changing technologies; the loss of key personnel; the avoidance of product liability claims; the loss incurred if current lawsuits against us succeed; the volatility of the price of our common shares; and market acceptance of the Company’s products. For additional information with respect to certain of these and other factors, reference should be made to the Company’s most recent Form 20-F filed with the United States Securities and Exchange Commission (available on EDGAR at www.sec.gov) and with Canadian securities regulators (available on SEDAR at www.sedar.com).  Unless otherwise required by applicable securities laws, the Company disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

*TM all of the above are part of the Pfizer family of trade marks.

FOR FURTHER INFORMATION PLEASE CONTACT:

Investor Relations:

Jerry Ormiston

DRAXIS Health Inc.

Phone:    1-877-441-1984